Exhibit 99.2

Renren Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RENN)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 17, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the "AGM") of Renren Inc. (the "Company") will be held at The Arizona Biltmore, 2400 East Missouri Avenue, Phoenix AZ 85016 on December 17, 2021 at 9:00 a.m. local time. Only registered holders of Class A or Class B ordinary shares of the Company at the close of business in the Cayman Islands on November 15, 2021 (the "Record Date") or their proxy holders are entitled to attend and vote at the AGM or any adjournment thereof. At the AGM, you will be asked to consider and, if thought fit, pass and approve the following resolutions:

“RESOLVED, as a special resolution:

THAT the change of the Company’s legal name from “Renren Inc.” to “Moatable, Inc.” be and hereby is, authorized and approved, such change of name to be effective upon a date to be determined at the discretion of the board of directors of the Company, provided that such effective date shall be no later than March 31, 2022.”

“RESOLVED, as an ordinary resolution:

THAT the 2021 Share Incentive Plan in the form attached as Exhibit A to this Form of Proxy and approved by the resolutions of the Company’s board of directors passed on November 4, 2021, pursuant to which an aggregate number of 56,000,000 Class A ordinary shares will be reserved for future issuances, be and is hereby approved and confirmed, and where necessary ratified; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.”

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person or by proxy. Beneficial owners of the Company’s American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying shares represented by the ADSs must act through Citibank, N.A., the depositary of the Company’s ADS program.

In order to assist us in our preparation for the AGM, please deposit the completed and signed proxy form at offices of Renren Inc. at 2828 N. Central Ave, 7th Floor, Phoenix, AZ 85004, or send copies of the proxy by email to ir@renren-inc.com, not later than 48 hours before the time for the holding of the AGM.

By Order of the Board of Directors,

Renren Inc.

by	/s/ Joseph Chen
Name: Joseph Chen
Title: Chairman of the Board of Directors and Chief Executive Officer

November 4, 2021

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTES BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a registered holder of the Company. A registered holder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a registered holder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the registered holder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Renren Inc. at 2828 N. Central Ave, 7th Floor, Phoenix, AZ 85004, or send copies of the foregoing by email to ir@renren.com, in each case marked for the attention of Chris Palmer, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Amended and Restated Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	A registered holder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	At least one registered holder, and not less than an aggregate of one-third of all voting power of the Company share capital in issue, shall be present in person or by proxy and entitled to vote shall be a quorum.

2

Renren Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RENN)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being a registered holder of the Company with ____________ Class ____ ordinary shares of par value of US$0.001 each in the Company hereby appoint of

or failing him/her

of

or failing him/her the duly appointed chairman of the Meeting (as defined below) (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held at The Arizona Biltmore, 2400 East Missouri Avenue, Phoenix AZ 85016, on December 17, 2021 at 9:00 a.m. local time and at any adjournment of the Meeting. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Meeting as indicated below:

Resolution	For	Against	Abstain

It is resolved as a special resolution:

THAT the change of the Company’s legal name from “Renren Inc.” to “Moatable, Inc.” be and hereby is, authorized and approved, such change of name to be effective upon a date to be determined at the discretion of the board of directors of the Company, provided that such effective date shall be no later than March 31, 2022.

It is resolved as an ordinary resolution:

THAT the 2021 Share Incentive Plan in the form attached as Exhibit A to this Form of Proxy and approved by the resolutions of the Company’s board of directors passed on November 4, 2021, pursuant to which an aggregate number of 56,000,000 Class A ordinary shares will be reserved for future issuances, be and is hereby approved and confirmed, and where necessary ratified; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

3

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Meeting.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:

Signed:

Name:

Date:

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other
joint holders:      __________________________

4

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTES BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a registered holder of the Company. A registered holder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a registered holder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the registered holder attends the Meeting in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Renren Inc. at 2828 N. Central Ave, 7th Floor, Phoenix, AZ 85004, or send copies of the foregoing by email to ir@renren.com, in each case marked for the attention of Chris Palmer, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Amended and Restated Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by registered holders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.

Exhibit A

2021 Share Incentive Plan

RENREN INC.

2021 SHARE INCENTIVE PLAN

Article 1

PURPOSE

The purpose of this 2021 Share Incentive Plan (the "Plan") is to promote the success and enhance the value of Renren Inc., an exempted company formed under the laws of the Cayman Islands (the "Company"), by linking the personal interests of the Directors, Employees and Consultants to those of the shareholders of the Company and by providing such individuals with an incentive for outstanding performance to generate superior returns to the shareholders of the Company. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Directors, Employees and Consultants upon whose judgment, interest, contribution and special effort the successful conduct of the Company's operation is largely dependent.

Article 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1          "Applicable Laws" means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate and securities laws of the Cayman Islands, the Code, the PRC and / or U.S. tax laws, rules, regulations and government orders, the rules of any applicable stock exchange or national market system, and the laws and the rules of any jurisdiction applicable to Awards granted to residents therein.

2.2          "Applicable Accounting Standards" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.3          "Award" means an Option, a Restricted Share award, or a Restricted Share Unit award granted to a Participant pursuant to the Plan or any other types of award as designed and approved from time to time by the Committee or the Board, as the case may be, pursuant to Article 10 of the Plan in compliance with Applicable Laws.

2.4          "Award Agreement" means any written agreement, contract, or other instrument or document, including through an electronic medium, entered into by and between the Company and a Participant and any amendment thereto, evidencing the grant of an Award, including an Option Award Agreement, a Restricted Shares Award Agreement or a Restricted Share Units Award Agreement, each as defined herein.

2.5          "Board" means the Board of Directors of the Company.

2.6          "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:

(a)           the direct or indirect acquisition by any person or related group of persons (other than an acquisition by the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Incumbent Board (as defined below) who are not affiliates or associates of the offeror under Rule 12b-2 promulgated under the Exchange Act do not recommend such shareholders accept, or

(b)           the individuals who, as of the Effective Date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least fifty percent (50%) of the Board; provided, however, that if the election, or nomination for election by the Company's shareholders, of any new member of the Board is approved by a vote of at least fifty percent (50%) of the Incumbent Board, such new member of the Board shall be considered as a member of the Incumbent Board.

2.7          "Code" means the Internal Revenue Code of 1986 of the United States, as amended.

2.8          "Committee" means the committee of the Board described in Article 10.

2.9          "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.10        "Corporate Transaction", unless otherwise defined in an Award Agreement, means any of the following transactions; provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a)           an amalgamation, arrangement or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (ii) following which the holders of the voting securities of the Company do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity;

(b)           the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c)           the complete liquidation or dissolution of the Company;

(d)           any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company's equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e)           acquisition in a single transaction or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction.

2.11        "Director" means a member of the Board or a member of the board of directors of any Subsidiary of the Company.

2.12        "Disability", unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the long-term disability insurance program, as it may be amended from time to time, of the Service Recipient to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, "Disability" means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.13        "Effective Date" shall have the meaning set forth in Section 11.1.

2.14        "Employee" means any person, including an officer or a Director of any Group Entity, who is in the employ of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director's fee by a Service Recipient shall not be sufficient to constitute "employment" by the Service Recipient.

2.15        "Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended.

2.16        "Fair Market Value" means, as of any date, the value of Shares determined as follows:

(a)           If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation the New York Stock Exchange or the NASDAQ Stock Market, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the website maintained by such exchange or market system or such other source as the Committee deems reliable;

(b)           If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)           In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company's business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company's business operation and the general economic and market conditions since such transaction, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value.

2.17        "Group Entity" means any of the Company and Subsidiaries of the Company.

2.18        "Incentive Share Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.19        "Independent Director" means (i) if the Shares or other securities representing the Shares are not listed on a stock exchange, a Director of the Company who is a Non-Employee Director; and (ii) if the Shares or other securities representing the Shares are listed on one or more stock exchanges, a Director of the Company who meets the standards of independence under the applicable corporate governance rules of the stock exchanges.

2.20        "Non-Employee Director" means a member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.21        "Non-Qualified Share Option" means an Option that is not intended to be an Incentive Share Option.

2.22        "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.23        "Participant" means a person who, as a Director, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.24        "Parent" means a parent corporation under Section 424(e) of the Code.

2.25        "Permissible Day" means any calendar days except for those days when you are prohibited by the Company's written policy from trading the Company's securities.

2.26        "Permitted Transfer" means the following:

(a)           transfer to the Company or a Subsidiary;

(b)           transfer by gift to "immediate family" as that term is defined in Rule 16a-1(e) promulgated under the Exchange Act;

(c)           the designation of a beneficiary to receive benefits if the Participant dies or, if the Participant has died, transfers to or exercises by the Participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

(d)           if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by the Participant's duly authorized legal representative; or

(e)           subject to the prior approval of the Committee, transfer to one or more natural persons who are the Participant's family members or entities owned and controlled by the Participant and/or the Participant's family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant's family members, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish.

2.27        "Plan" means this Renren Inc. 2018 Share Incentive Plan, as amended from time to time.

2.28        "PRC" means the People's Republic of China.

2.29        "Related Entity" means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly, or controls through contractual arrangements and consolidates the financial results according to the Applicable Accounting Standards, but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.30        "Restricted Share" means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.31        "Restricted Share Unit" means an Award granted pursuant to Article 7.

2.32        "Securities Act" means the Securities Act of 1933 of the United States, as amended.

2.33        "Service Recipient" means the Company or Subsidiary of the Company to which a Participant provides services as an Employee, a Consultant or a Director.

2.34        "Share" means the class A ordinary shares of the Company, par value US$0.001 per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 9.

2.35        "Subsidiary" means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned or controlled directly or indirectly by the Company, or an affiliated entity that the Company controls through contractual arrangements and of which the Company consolidates the financial results according to the Applicable Accounting Standards.

2.36        “U.S.” means the United States of America.

Article 3

SHARES SUBJECT TO THE PLAN

3.1          Number of Shares.

(a)           Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 56,000,000.

(b)           To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by a Group Entity shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan in payment of the exercise price thereof or tax withholding thereon may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

3.2          Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased on the open market. Additionally, at the discretion of the Committee, any Shares distributed pursuant to an Award may be represented by American Depositary Shares.

Article 4

ELIGIBILITY AND PARTICIPATION

4.1          Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and Directors, as determined by the Committee.

4.2          Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3          Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Committee may approve such supplements to the Plan or amendments, restatements, or alternative versions of the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

Article 5

OPTIONS

5.1          General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)           Exercise Price. The Committee shall determine the exercise price per Share subject to an Option, which may be either a fixed price or a variable price related to the Fair Market Value of the Shares. The exercise price per Share shall be set forth in the Award Agreement. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws, a re-pricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company's shareholders or the approval of the relevant Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option under an Award Agreement shall not be increased without the approval of the relevant Participants.

(b)           Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided, however, that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 12.2. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)           Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid and the methods by which Shares shall be delivered or deemed to be delivered to Participants. Forms of payment may include, without limitation, (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided, however, that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a fair market value equal to the exercise price, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d)           Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

(e)           Effects of Termination of Employment or Service on Options. Termination of employment or service shall have the following effects on Options granted to the Participants:

(i)            Dismissal for Cause. Unless otherwise provided in the Award Agreement, if a Participant's employment by or service to the Service Recipient is terminated by the Service Recipient for cause, the Participant's Options will terminate upon such termination, whether or not the Option is then vested and/or exercisable;

(ii)           Death or Disability. Unless otherwise provided in the Award Agreement, if a Participant's employment by or service to the Service Recipient terminates as a result of the Participant's death or Disability:

(1)           the Participant (or his or her legal representative or beneficiary, in the case of the Participant's Disability or death, respectively), will have until the date that is 12 months after the Participant's termination of employment to exercise the Participant's Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant's termination of employment on account of death or Disability;

(2)           the Options, to the extent not vested and exercisable on the date of the Participant's termination of employment or service, shall terminate upon the Participant's termination of employment or service on account of death or Disability; and

(3)           the Options, to the extent exercisable for the 12-month period following the Participant's termination of employment or service and not exercised during such period, shall terminate at the close of business on the last day of the 12-month period.

(iii)          Other Terminations of Employment or Service. Unless otherwise provided in the Award Agreement, if a Participant's employment by or service to the Service Recipient terminates for any reason other than a termination by the Service Recipient for cause or because of the Participant's death or Disability:

(1)           the Participant will have until the date that is 90 Permissible Days after the Participant's termination of Employment or service to exercise his or her Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant's termination of Employment or service;

(2)           the Options, to the extent not vested and exercisable on the date of the Participant's termination of Employment or service, shall terminate upon the Participant's termination of Employment or service; and

(3)           the Options, to the extent exercisable for the 90-day period following the Participant's termination of Employment or service and not exercised during such period, shall terminate at the close of business on the last day of the 90-day period.

5.2          Incentive Share Options. Incentive Share Options may be granted only to Employees of the Company, a Parent or a Subsidiary of the Company. Incentive Share Options may not be granted to employees of a Related Entity or to Independent Directors or Consultants. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a)           Expiration of Incentive Share Option. An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i)            Ten (10) calendar years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii)           Three (3) calendar months after the Participant's termination of employment as an Employee; and

(iii)          One (1) calendar year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Share Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

(b)           Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(c)           Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

(d)           Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(e)           Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(f)            Right to Exercise. During a Participant's lifetime, an Incentive Share Option may be exercised only by the Participant.

Article 6

RESTRICTED SHARES

6.1          Grant of Restricted Shares. The Committee is authorized to make Awards of Restricted Shares to any Participant selected by the Committee in such number and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Shares shall be evidenced by an Award Agreement.

6.2          Restricted Share Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period of restriction, the number of Restricted Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

6.3          Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.4          Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.5          Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.6          Removal of Restrictions. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed. Except as otherwise provided in this Article 6, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee, in its discretion, may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

Article 7

RESTRICTED SHARE UNITS

7.1          Grant of Restricted Share Units. The Committee, at any time and from time to time, may grant Restricted Share Units to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

7.2          Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3          Performance Objectives and Other Terms. The Committee, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Share Units that will be paid out to the Participants.

7.4          Form and Timing of Payment of Restricted Share Units. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

7.5          Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

Article 8

PROVISIONS APPLICABLE TO AWARDS

8.1          Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

8.2          Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award, which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

8.3          Limits on Transfer. Except for a Permitted Transfer or as otherwise expressly approved by the Committee, no right or interest of a Participant in any Award may be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party. Awards will only be exercised by the Participant, and amounts payable or shares issuable pursuant to an Award will be delivered only to, and, in the case of Shares, registered in the name of, the Participant. Any Permitted Transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for the purposes set forth of the definition of "Permitted Transfer" in Section 2.25 hereof and on a basis consistent with the Company's lawful issue of securities.

8.4          Beneficiaries. Notwithstanding Section 8.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

8.5          Performance Objectives and Other Terms. The Committee, in its discretion, shall set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted or paid out to the Participants.

8.6          Share Certificates.

(a)           Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b)           Notwithstanding anything herein to the contrary, unless otherwise determined by the Committee or required by Applicable Laws, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded on the books of the Company or, as applicable, its transfer agent or share plan administrator.

8.7          Paperless Administration. Subject to Applicable Laws, the Committee may make Awards and provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

8.8          Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award was acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People's Bank of China for Renminbi, or for jurisdictions other than the PRC, the exchange rate as selected by the Committee on the date of exercise.

Article 9

CHANGES IN CAPITAL STRUCTURE

9.1          Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting Shares or the price of a Share, the Committee shall make such proportionate adjustments, if any, necessary to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.

9.2          Change in Control. Upon a Change in Control, any Award previously granted pursuant to the Plan shall vest immediately unless the Committee determines otherwise. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, upon, or in anticipation of, a Change in Control, the Committee may in its sole discretion provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee shall determine, (ii) either the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant's rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment), (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of Awards in cash based on the value of Shares on the date of the Change in Control plus reasonable interest on the Award through the date such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

9.3          Outstanding Awards – Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of such Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date as determined by the Committee when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

9.4          Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 9, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

9.5          No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, and no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an Award or the grant or exercise price of any Award.

Article 10

ADMINISTRATION

10.1        Committee. The Plan shall be administered by the Board, the compensation committee of the Board or any other committee of one or more members of the Board (the "Committee") to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, Independent Directors and executive officers of the Company. Reference to the Committee shall refer to the Board in absence of the Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Plan if required by Applicable Laws, and with respect to Awards granted to the Committee members and Independent Directors of the Company and for purposes of such Awards the term "Committee" as used in the Plan shall be deemed to refer to the Board.

10.2        Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved unanimously in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of a Group Entity, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

10.3        Authority of the Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)           Designate Participants to receive Awards;

(b)           Determine the type or types of Awards to be granted to each Participant;

(c)           Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)           Determine the terms and conditions of any Award granted pursuant to the Plan, including but not limited to the exercise price, grant price or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)           Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)            Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)           Decide all other matters that must be determined in connection with an Award;

(h)           Subject to Article 12 establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)            Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(j)            Amend terms and conditions of Award Agreements, including but not limited to reducing the exercise price per Share subject to an Option; and

(k)           Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan, including design and adopt from time to time new types of Awards that are in compliance with Applicable Laws.

10.4        Decisions Binding. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan and any Award Agreements and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

Article 11

EFFECTIVE AND EXPIRATION DATE

11.1        Effective Date. This Plan shall become effective as of the date on which the Board adopts the Plan (the "Effective Date").

11.2        Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Article 12

AMENDMENT, MODIFICATION, AND TERMINATION

12.1        Amendment, Modification, And Termination. At any time and from time to time, the Board or the Committee may terminate, amend or modify the Plan; provided, however, that to the extent necessary and desirable to comply with Applicable Laws or stock exchange rules, unless the Company decides to follow home country practice not to seek shareholder approval for any amendment or modification of the Plan, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, including any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 9), (ii) permits the Committee to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements.

12.2        Awards Previously Granted. Except with respect to amendments made pursuant to Section 12.1, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

Article 13

GENERAL PROVISIONS

13.1        No Rights to Awards. No Participant, employee or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employee and other persons uniformly.

13.2        No Shareholders Rights. No Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

13.3        Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws, including without limitation the PRC tax laws, rules, regulations and government orders or the United States Federal, state or local tax laws, as applicable. The relevant Group Entity shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant's payroll tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

13.4        No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of any Service Recipient.

13.5        Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the relevant Group Entity.

13.6        Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.7        Relationship to Other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of any Group Entity except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13.8        Expenses. The expenses of administering the Plan shall be borne by the Group Entities.

13.9        Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

13.10     Fractional Shares. If an exercise of any Award shall result in the creation of a fractional Share under the Award, the Committee may determine, in its discretion, whether (i) such fractional Share shall be issued, or (ii) cash (in the amount equal to the product of such fraction multiplied by the Fair Market Value of a Share on the date the fractional Share otherwise would have been issued) shall be given in lieu of such fractional Share, or (iii) such fractional Share shall be eliminated by rounding up or down as appropriate.

13.11     Limitations Applicable to Section 16 Persons. Notwithstanding anything herein to the contrary, if the Company should become subject to Section 16 of the Exchange Act, then the Plan and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by the Applicable Laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

13.12     Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

13.13     Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

13.14     Section 409A. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

13.15     Appendices. With the approval of the Board and subject to Section 12.1, the Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with Applicable Laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitations contained in Section 3.1 of the Plan.